

# Avi Umukoro · 3rd

Chief Marketing Officer | Director | Investor | Techpreneur

Nigeria · Contact info

500+ connections

Aladdin Digital Bank

Frankfurt School of Finance & Management

## Experience

**Chief Marketing Officer**
Aladdin Digital Bank · Full-time
Jul 2020 – Present · 1 yr 7 mos
Fintech | Digital Finance | Microfinance | Payment | Climate and Renewable Energy Finance

**Specialist, Mentor/Coach - Consumer Banking**
Ecobank Nigeria
Dec 2011 – May 2019 · 7 yrs 6 mos

**Oceanic Bank International PLC( Now Ecobank Nigeria Ltd)**
5 yrs 5 mos

**Relationship Manager, Retail Banking**
May 2007 – Dec 2011 · 4 yrs 8 mos

**Professional In Training (P.I.T)**
Full-time
Aug 2006 – Apr 2007 · 9 mos
Ajao Estate Branch, Lagos, Nigeria

## Education

**Frankfurt School of Finance & Management**
Certified Expert in Climate & Renewable Energy Finance
2020 – 2021

**Delta State University, Nigeria**
Bachelor's degree, Geology/Earth Science, General
1999 – 2002

## Licenses & certifications

**FinTech Law and Policy**
Coursera
Issued Mar 2020 · No Expiration Date
Credential ID UQWA6NW62XW9
See credential